LandBridge Company LLC

5555 San Felipe Street, Suite 1200

Houston, Texas 77056

May 31, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	LandBridge Company LLC

Submission No. 4 to Draft Registration Statement on Form S-1

Submitted May 6, 2024

CIK No. 0001995807

Ladies and Gentlemen:

Set forth below are the responses of LandBridge Company LLC (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 21, 2024, with respect to Submission No. 4 of our Draft Registration Statement confidentially submitted with the Commission on May 6, 2024 (“Submission No. 4”). Contemporaneously herewith, we are publicly filing our Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified. Capitalized terms used herein without definition have the meanings ascribed to them in the Registration Statement, unless otherwise described herein.

Recent Acquisitions, page ii

1.

We note your disclosure that in May 2024, you acquired approximately 103,000 surface acres from a private third-party seller which you refer to as the East Line Ranch Acquisition. We further note your references to the Frying Pan Ranch in your Unaudited Pro Forma Condensed Consolidated Financial Statements and the stand alone audited financial statements of Frying Pan Ranch which appear to be related to the same acquisition. Please revise your disclosures throughout your document to consistently refer to this acquisition.

RESPONSE: We acknowledge the Staff’s comment and have revised the references in the F-pages of the Registration Statement to match the descriptions and references in the Registration Statement itself.

Securities and Exchange Commission

May 31, 2024

Financial and Operating Data Presentation, page iii

2.

We note your disclosures that the term “pro forma” is used with respect to financial data that refers to the historical financial data of OpCo, as adjusted to give effect to the East Stateline Ranch Acquisition and the Credit Agreement Amendment. We further note that the term “pro forma” is also used when discussing operating data that refers to the historical operating data of OpCo, as adjusted to give effect to the Acquisitions, in the case of data presented as of December 31, 2023, and to the May 2024 Acquisitions, in the case of data presented as of March 31, 2024. Given use of the term “pro forma” is the same for both sets of disclosures, please revise the term “pro forma” to another caption in regards to references for operating data throughout the document in order to avoid confusion for readers.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosures referenced in the Staff’s comment to present such data on a historical basis and to remove references to operational data on a pro forma basis.

3.

We note your disclosure throughout the filing that presents certain financial and operational data on a pro forma basis. Please include balancing disclosure throughout your amended filing of this data including actual historical amounts.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 3, 14, 15, 16, 18, 19, 46, 66,132, 143, 144, 145, 147, 148 and 153 of the Registration Statement accordingly.

Summary

Our Assets, page 5

4.

The surface acre totals for the Northern and Southern areas shown in the illustration titled, “Overview of our Land Position and WaterBridge’s Infrastructure Assets” on pages 6 and 128 appear to be inconsistent with the Northern and Southern surface acre totals disclosed on pages 10-11 and 132. Please review and revise to remove the inconsistencies.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 7, 8, 11, 136, 137, 140 and 141 of the Registration Statement to correct the inconsistent presentation.

Our Northern Position, page 10

5.

We refer to your revised disclosure that 8,650 additional surface acres are leased from the BLM and that you have entered into a lease for pipeline right-of-way rights. Please expand your discussion as appropriate to further describe these arrangements.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 11 and 140 of the Registration Statement to provide additional disclosure regarding the terms of these leases. We respectfully advise the Staff that, while we have provided such additional disclosure, such leases are immaterial relative to our overall acreage position and to our results of operations.

Securities and Exchange Commission

May 31, 2024

Summary Historical and Pro Forma Financial Data, page 39

6.

We note that you are presenting pro forma information for each of the three categories of the cash flow statement for fiscal year 2023. Please tell us the purpose for including these measures. Please also tell us the basis in the SEC rules and regulations for providing these measures as they do not appear to be consistent with the type of pro forma financial information that should be provided pursuant to Article 11-02(c) of Regulation S-X.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we included the pro forma cash flow measures referenced in the Staff’s comment for purposes of providing a reconciliation to Free Cash Flow calculated on a pro forma basis. In an effort to address the Staff’s concerns, we have modified our disclosure to (1) delete the pro forma cash flow measures, (2) present Acquisition Adjusted Free Cash Flow, a non-GAAP measure, in lieu of pro forma free cash flow and (3) reconcile Acquisition Adjusted Free Cash Flow to our predecessor’s historical cash flow measure and reflect the acquiree’s corresponding cash flow measure in the form of an adjustment.

Use of Proceeds, page 86

7.

We refer to your revised disclosures regarding the use of borrowings under your credit facility incurred within the past year. Please also revise to reference your other uses, or advise. In this regard, we note on page 100 that you also refer to borrowings being used to repay prior indebtedness and to make a distribution to NDB LLC.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 89 of the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 101

8.

The oil and gas royalties disclosed in the narrative on page 102 appear to be inconsistent with the dollar values provided in the table on page 102. Please review and revise to remove the inconsistencies.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that such discrepancy existed because the narrative disclosure includes mineral lease income, whereas such income was not included in the table. In response to the Staff’s comment, we have revised the table on page 106 of the Registration Statement to include mineral lease income.

Securities and Exchange Commission

May 31, 2024

9.

The average realized gas prices disclosed on page 102 (2022 = $6.77 and 2023 = $2.34) appear to be inconsistent with the average realized gas prices on page 163 (2022 = $6.36 and 2023 = $1.67). Please review and revise to remove the inconsistencies.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 106 of the Registration Statement accordingly.

Business

Oil, Natural Gas and NGLs Production Prices and Costs

Acreage, page 164

10.

Your response to prior comment 15 in your response letter, dated February 14, 2024, stated you would provide a historical break-out of acreage on a gross/net developed and undeveloped basis in a subsequent filing. As a reminder, please provide a completed table showing the gross/net developed, undeveloped, and total acres as of December 31, 2023 and 2022.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 172 of the Registration Statement to provide our net mineral acres and our net royalty acres on a 1/8th basis and on an actual or 100% basis. We respectfully advise the Staff that we do not own any working interests and, as a result, do not own any developed or undeveloped gross or net acreage as such terms are defined by Item 1208(c)(1) and (c)(2) of Regulation S-K. However, we have voluntarily disclosed information relating to our net mineral acres and our net royalty acres on a 1/8th basis and on an actual or 100% basis to provide additional clarity regarding our mineral and royalty interests.

11.	We note the table values presented for net mineral acres are based on a standardized 1/8th interest. Please expand the table to additionally present your net mineral acres on an actual basis.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 172 of the Registration Statement accordingly.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-5

12.

We note your unaudited pro forma condensed consolidated financial statements include the pro forma impact of the pending acquisition of the East Stateline Ranch Assets. In your disclosures, it appears that you have included the entire amount of the fair value of the assets acquired of $360 million net of the historical equity value of $12.8 million as an adjustment to property plant and equipment, net of accumulated depreciation on the pro forma condensed consolidated balance sheet. We further note that there does not appear to be any transaction adjustments that have been recorded related to such acquisition on your pro forma consolidated statement of operations. Please tell us how the Company applied the guidance in Rule 11-02(a)(6)(i) which requires the Company to depict the adjustments in the pro forma condensed balance sheet in accordance with

Securities and Exchange Commission

May 31, 2024

US GAAP. Given that it appears that such acquisition will be accounted for as a business combination under ASC 805, it would appear a preliminary purchase price allocation depicting the anticipated acquired components should be reflected in your pro forma consolidated balance sheet. In addition, the Company should include the impact of such transaction adjustments in its pro forma condensed statement of operations.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages F-13 and F-14 of the Registration Statement accordingly. Rule 11-01(d) requires registrants to assess whether an acquiree meets the definition of a business, focusing primarily on whether the revenue-producing activity generally remains the same after the acquisition. Under Rule 11-01(d), we have determined that the acquiree meets the definition of a business for SEC purposes. Under ASC 805-10-55-5A, a reporting entity assesses whether an acquiree is a business first by applying the “screen test,” by determining whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. Under ASC 805, we have determined that the acquiree does not meet the definition of a business, as substantially all of the entity’s assets consist of acquired land. Based on our analysis, we have therefore accounted for the acquisition as an asset acquisition and not a business combination under ASC 805. We have updated Note 2 to the Unaudited Pro Forma Condensed Consolidated Financial Statements to describe the accounting for the acquisition as an asset acquisition. Additionally, we have revised Note 3(b) to clarify the transaction adjustment to property, plant and equipment is substantially all attributable to land value, a non-depreciable asset, and therefore there is no corresponding transaction adjustments in the pro forma statements of operations.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2022, page F-9

13.

We note that you continue to present a pro forma consolidated statement of operations for the year ended December 31, 2022. You should only present a pro forma consolidated statement of operations for the most recent fiscal year, which in this case is December 31, 2023. Please revise to remove your pro forma consolidated statement of operations for the year ended December 31, 2022. See Article 11-02(c)(2).

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to remove our pro forma consolidated statement of operations for the year ended December 31, 2022.

DBR Land Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Analysis of Changes in Proved Reserves, page F-41

14.

The detailed explanations of the changes in proved reserves that occurred during the years ended December 31, 2022 and December 31, 2023, which were included in Submission No. 3, were removed from Submission No. 4. Please revise your future submission to include these detailed explanations.

Securities and Exchange Commission

May 31, 2024

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages F-45 and F-46 of the Registration Statement accordingly.

Exhibits

15.

We note the revised disclosures regarding a new produced water facilities agreement and a fresh water facilities agreement with WaterBridge. Please revise your exhibit index to include such agreements, or advise.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we do not believe that the referenced agreements with WaterBridge are required to be filed as exhibits to the Registration Statement because such agreements do not constitute material contracts under Item 601(b)(10) of Regulation S-X.

Item 601(b)(10)(i)(A) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business that is material to the registrant. . . .”

The Company’s ordinary course of business involves active management of our land and resources to support and encourage oil and natural gas development and other land uses. Such active management involves contracting with third-parties for the use of our land for such purposes. The agreements referenced in the Staff’s comment relate to providing access to our land for purposes of produced water handling and providing brackish water supplies, both of which fall squarely within the ordinary course of our business.

Item 601(b)(10)(ii) of Regulation S-K further states that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to have been made “in the ordinary course of business and need not be filed,” unless it falls within one of several categories, in which case it must be filed as a material contract except where it is immaterial in amount or significance. The only Item 601(b)(10)(ii) category potentially relevant in the instant case is a “contract upon which the registrant’s business is substantially dependent,” including contracts “to sell the major part of registrant’s products.” As discussed above, the referenced contracts ordinarily accompany the kind of business conducted by the registrant. In addition, such contracts are not ones on which the Company is substantially dependent. First, these contracts contain relatively standard terms, and there is no minimum commitment by the customer for land use or brackish water volumes to be purchased or to construct infrastructure. In other words, the customer is free to increase or decrease its use of our land and resources at any time, whether due to increasing or declining commodity prices or otherwise, which is a risk we have highlighted in our risk factor disclosure and elsewhere in the Registration Statement. In addition, if the produced water facilities agreement and the fresh water supply agreement had been in place during the year ended December 31, 2023, such agreements would have accounted for 5.1% and 6.7%, respectively, of our revenues for such period on a pro forma basis after giving effect to the East Stateline Acquisition. Given the relatively small economic contribution from these contracts and their contract terms, we have concluded that they are not contracts on which our business is substantially dependent.

Securities and Exchange Commission

May 31, 2024

16.

The disclosures in Exhibits 99.1 to 99.2 do not appear to address all of the reserve report requirements pursuant to Item 1202(a)(8) of Regulation S-K or refer to definitions and requirements other than those specified in Rule 4-10(a) of Regulation S-X. Please obtain and file revised reserve reports to address the following points:

Expand the disclosure to specify the initial benchmark and the average realized prices after adjustments for location and quality differentials for each product type represented in the report including natural gas liquids to comply with Item 1202(a)(8)(v) of Regulation S-K.

Remove all references to definitions and requirements other than those as identified in Rule 4-10(a) of Regulation S-X. For example the disclosure on page 1 and elsewhere on page 2 under the section “Reporting Requirements” indicate the determination and classification of the proved undeveloped locations and the reserves included in the reports have been prepared in accordance with the guidelines, definitions and requirements established by the Society of Petroleum Engineers (“SPE”) or as set forth in the Petroleum Resources Management System.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure contained in Exhibits 99.1 and 99.2 of the Registration Statement.

General

17.

We note that you have added photographs after the cover page. While graphic presentations or images are generally permitted in registration statements, the graphic presentations must accurately represent the registrant’s current business. For example, it is not appropriate to include graphics that do not accurately depict your current business. Accordingly, please revise as appropriate to address graphics that depict potential future uses of your property (e.g., as a data center). Refer to Securities Act Forms C&DI 101.02.

RESPONSE: We acknowledge the Staff’s comment and have revised the photographs on the inside cover page to address the Staff’s comment.

*  *  *  *  *

Securities and Exchange Commission

May 31, 2024

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

Very truly yours,

LANDBRIDGE COMPANY LLC

By:	/s/ Jason Long
Name:	Jason Long
Title:	Chief Executive Officer

Enclosures

cc:	David P. Oelman, Vinson & Elkins L.L.P.

Michael S. Telle, Vinson & Elkins L.L.P.